Filed pursuant to Rule 424(b)(3)
File No. 333-254047

UNITED STATES COPPER INDEX FUND

Supplement dated May 21, 2021

to
Prospectus dated April 30, 2021

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of the United States Copper Index Fund, LP (“CPER”) dated April 30, 2021 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 5 of the Prospectus before you decide to invest.

The section of the Prospectus titled “What is the SCI?”, which appears on page 23 of the Prospectus, is deleted in its entirety and replaced with the following:

What is the SCI?

The SCI is a single-commodity index designed to be an investment benchmark for copper as an asset class. The SCI is composed of copper futures contracts on the COMEX exchange. The SCI attempts to maximize backwardation and minimize contango while utilizing contracts in liquid portions of the futures curve.

The SCI is rules-based and is rebalanced monthly based on observable price signals described below in the section “Contract Selection and Weighting.” In this context, the term “rules-based” is meant to indicate that the composition of the SCI in any given month will be determined by quantitative formulas relating to the prices of the futures contracts that are included in the SCI. Such formulas are not subject to adjustment based on other factors.

THE SCI IS THE EXCLUSIVE PROPERTY OF SHIM, WHICH HAS LICENSED CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND THE INDEX FOR USE BY USCF. SHIM IS SOLELY RESPONSIBLE FOR DETERMINING THE SECURITIES INCLUDED IN, AND THE CALCULATION OF, THE SCI. NEITHER SHIM NOR ITS AFFILIATES MAKE ANY REPRESENTATIONS REGARDING THE APPROPRIATENESS OF CPER’s INVESTMENTS FOR THE PURPOSE OF TRACKING THE PERFORMANCE OF THE SCI OR OTHERWISE.

For additional information regarding the SCI, see “Additional Information About the SCI and CPER’s Trading Program” on page 69.

The section of the Prospectus titled “Commodity Trading Advisor”, which appears on page 40 of the Prospectus, is deleted in its entirety and replaced with the following:

Commodity Trading Advisor

Currently, USCF employs SummerHaven as a commodity trading advisor. SummerHaven provides advisory services to USCF with respect to the SCI and investment decisions for CPER. Its advisory services include, but are not limited to, providing advice regarding the purchase, sale, or holding of commodity interests by CPER in accordance with the advisory agreement between SummerHaven and USCF. For these services, USCF pays fees to SummerHaven. For additional information about the SCI and CPER’s trading program see “Additional Information About the SCI and CPER’s Trading Program.” In addition, USCF employs SummerHaven as a commodity trading advisor for CPER.

SummerHaven’s principal business address is 1266 East Main Street, Soundview Plaza, Fourth Floor, Stamford, CT 06902. Other than as indicated below, there have been no material, civil, administrative, or criminal proceedings pending, on appeal, or concluded against SummerHaven or its principals in the past five (5) years.

On May 18, 2021, without admitting or denying the CFTC’s findings or conclusions, SummerHaven settled a CFTC administrative action arising out of certain trades executed in or around July of 2018 for the commodity futures portfolio of a third-party. Such trades were intended to move positions from one FCM to another. The CFTC alleged that the trades constituted “wash” trades, which are prohibited under the Commodity Exchange Act and CFTC regulations promulgated thereunder. The CFTC also alleged that the trades were non-competitive transactions and, therefore, violated CFTC regulation 1.38, and that their entry evidenced a supervisory failure. In connection with the settlement, SummerHaven has agreed to pay a civil monetary penalty of $500,000 and to cease and desist from further violations of the Commodity Exchange Act and CFTC regulations, as charged.

USCF has also entered into a licensing agreement with SHIM and SummerHaven. Under this licensing agreement, SHIM and SummerHaven have sub-licensed to USCF, the use of certain names and marks, including the SCI with respect to CPER.

For this license, USCF pays a fee to SHIM. SHIM’s principal business address is 1266 East Main Street, Soundview Plaza, Fourth Floor, Stamford, CT 06902.